SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPLINK COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

Koch Optics, Inc.

An Indirect Wholly-Owned Subsidiary of

Koch Industries, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (and the associated preferred share purchase rights)

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities (Underlying Common Stock))

Raffaele G. Fazio, Esq.

Deputy General Counsel–Corporate and Commercial

Koch Companies Public Sector, LLC

4111 E. 37th Street North

Wichita, Kansas 67220

(316) 828-5000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Whit Kilgroe, Esq. Koch Companies Public Sector, LLC 4111 E. 37th Street North Wichita, Kansas 67220 (316) 828-5000	Bradley C. Faris, Esq. Timothy P. FitzSimons, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, IL 60611 (312) 876-7700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Oplink Communications, Inc. (“Oplink”) by Koch Optics, Inc. (the “Purchaser”), a wholly-owned subsidiary of Koch Industries, Inc. (“Koch Industries”).  The following document related to the proposed tender offer is attached as an exhibit to this communication:

•                  Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014 (Exhibit 99.1);

ADDITIONAL INFORMATION ABOUT THE OFFER:  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Oplink’s common stock described in this communication has not yet commenced. At the time the tender offer is commenced, Koch Industries will file, or cause to be filed, a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Oplink will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Oplink’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit Number	Description
99.1	Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014